SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number 0-30528

HelixSphere Technologies Inc.
(Exact name of registrant as specified in its charter)

Suite 200, 3804 Macleod Trail, South, Calgary Alberta T2G 2R2
(403) 216-5010
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)     [X]       Rule 12h-3(b)(1)(ii)     [ ]
Rule 12g-4(a)(1)(ii)    [ ]       Rule 12h-3(b)(2)(i)      [ ]
Rule 12g-4(a)(2)(i)     [ ]       Rule 12h-3(b)(2)(ii)     [ ]
Rule 12g-4(a)(2)(ii)    [ ]       Rule 15d-6               [ ]
Rule 12h-3(b)(1)(i)     [X]

Approximate number of holders of record as of the certification or notice date: 80

Pursuant to the requirements of the Securities Exchange Act of 1934, HelixSphere Technologies Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: Oct.15, 2004   	 By: /s/ ROBERT J. CHIN
			 Name: Robert J. Chin
                         Title: President